SanDisk Corporation
601 McCarthy Boulevard
Milpitas, CA 95035-7932
Phone: 408-801-1000
Fax: 408-801-8657
Mark Kronforst
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	SanDisk Corporation
Form 10-K for Fiscal Year Ended December 30, 2007
Filed February 25, 2008
File No. 000-26734
Dear Mr. Kronforst:
     SanDisk Corporation (“SanDisk,” the “Company,” “we” or “us”) hereby sets forth the following information in response to the comments contained in the correspondence of the staff of the Securities and Exchange Commission (the “Staff”), dated June 10, 2008, relating to the Company’s Annual Report on Form 10-K (File No. 000-26734) for the fiscal year ended December 30, 2007 (the “Form 10-K”). We have set forth below the comments received by the Staff. Following each Staff comment is a summary of the Company’s action taken in response thereto.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Cash Flows, page 44
1.	In comment number 1 of our letter dated June 20, 2007, relating to your Form 10-K for the fiscal year ended December 31, 2006, we indicated that your discussion of operating cash flow did not address certain material items or their impact on your cash flows. In your response letter dated July 2, 2007, you indicated that in future filings you would provide more granular disclosure of operating cash flow activities. We note that the disclosure in your 2007 Form 10-K does not appear to provide any additional insight into your operating cash flows. In this regard, we note that you continue to list several sources and uses of cash without disclosing the underlying reasons for these changes or how they impacted operating cash flow. Please tell us how the disclosure under this section reflects the assertion made in your July 2, 2007 letter and tell us how you concluded that your disclosures comply with Section IV.B.1 of SEC Release 33-8350.

Securities and Exchange Commission
June 23, 2008

     Response: The Company understands the need to provide full disclosure relating to operating cash flow activities and assessed it was substantially in compliance with Section IV.B.1 of SEC Release 33-8350. However, in light of the SEC’s further comments, the Company will provide expanded disclosures by presenting added discussions on changes in working capital related to its cash from operating activities in its future filings.
Consolidated Financial Statements
Consolidated Statements of Cash Flows, page F-7
2.	Tell us how you considered disclosing sales and maturities of marketable securities separately within the investing section of your statements of cash flows. Refer to paragraph 18 of SFAS 115.
     Response: Due to the relative short duration of the Company’s investment portfolio, sales and maturities of the Company’s marketable securities have typically occurred in the same general time frame, and as a result, the Company did not separately disclose proceeds from sales and proceeds from maturities in the Company’s investing activities. However, in light of the Staff’s comment, the Company will revise its future filings to separately report proceeds from sales and proceeds from maturities of marketable securities in accordance with the guidance in paragraph 18 of SFAS 115.
Notes to Consolidated Financial Statements
Note 16: Litigation, page F-44
3.	We note that you entered into settlements with RITEK and Memorex in 2007 but you have not disclosed the amounts of the respective settlements. This would appear to indicate that you do consider the effect of these settlements to be immaterial to your financial statements. If true, please confirm to us that these settlements were not material. If not, please tell us why you have not disclosed the amounts of the respective settlements.
     Response: The Company confirms to the SEC that the settlements with RITEK and Memorex were not material.
     The Company acknowledges that the adequacy and accuracy of the disclosures in its filing with the Commission are the responsibility of the Company. The Company acknowledges that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company also acknowledges that Staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We appreciate the Staff’s assistance in this process and would be pleased to discuss with you at your earliest convenience any additional comments the Staff may have.

Securities and Exchange Commission
June 23, 2008

     Please direct any questions or comments regarding this filing to the undersigned at (408) 801-1516, or our Senior Counsel, Garth Bossow at (408) 801-2329.

Yours truly,

/s/ Judy Bruner
Judy Bruner EVP, Administration & Chief Financial Officer SanDisk Corporation